Exhibit 14.2

Code of Ethical Conduct for Senior Financial Officers

In the role as the senior finance officer of UTG, Inc,

It is recognized that financial officers hold an important and elevated role in corporate governance.  As part of the leadership team, senior financial officers are uniquely capable and empowered to ensure that stakeholders' interests are appropriately balanced, protected and preserved.  Accordingly, this Code provides principles to which senior financial officers are expected to adhere and advocate.  The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the company, the public and other stakeholders.

Senior financial officers of UTG will adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of each senior financial officer's knowledge and ability they will:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated.

5.
Respect the confidentiality of information acquired in the course of work except when authorized or otherwise legally obligated to disclose.  Confidential information acquired in the course of work is not used for personal advantage.

6.	Share knowledge and maintain skills important and relevant to the constituents' needs.

7.	Proactively promote ethical behavior as a responsible partner among peers in the work environment and community.

8.	Achieve responsible use of and control over all assets and resources employed or entrusted to me.